Exhibit 99.1

September 25, 2019

Lithium Americas Provides Update on the Thacker Pass Lithium Project

Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) ("Lithium Americas" or the "Company") is pleased to provide an update on the Thacker Pass lithium project (“Thacker Pass” or the “Project”) located in northern Nevada. Thacker Pass is 100% owned by Lithium Nevada Corp. (“Lithium Nevada”), a wholly-owned subsidiary of Lithium Americas.

Highlights:

  Plan of Operation deemed complete by Bureau of Land Management; all major permits for Phase 1 operations expected to be received by the end of 2020

  Partnered with Sawtooth Mining LLC, a subsidiary of NACCO Industries, Inc. (NYSE: NC) and The North American Coal Corporation, in a long-term mining contract to provide mine engineering, construction, operation and reclamation services as well as certain equipment

  Secured water rights sufficient to meet or exceed requirements expected for Phase 1 production

  Produced over 3,000 kg of high-quality lithium sulfate solution at the process testing facility in Reno, Nevada

  Engaged third-party vendor to engineer and design lithium carbonate and lithium hydroxide evaporator and crystallizer as well as provide performance guarantees and product samples

  Commenced a definitive feasibility study with a Phase 1 production capacity of 20,000 tonnes per annum of battery-quality LCE expected to be complete by mid-2020

  Entered into a design and build contract with TIC - The Industrial Company to complete key aspects of the definitive feasibility study, with an option to expand to the role as prime contractor for the plant

  Evaluating financing options, including the possibility of a joint venture partner at Thacker Pass

  Conference call and webcast scheduled for Tuesday, October 1, 2019 at 9:00 am EDT to discuss Thacker Pass and the results of the Cauchari-Olaroz definitive feasibility study

“Thacker Pass has recently achieved several regulatory and commercial milestones, including finalizing the partnership with North American Coal as our mining contractor and acceptance of the Plan of Operation by the Bureau of Land Management,” commented Alexi Zawadzki, Lithium Americas’ President of North American Operations. “Supported by a high-grade scalable resource and simple low-cost process, Thacker Pass is positioned to be the foundation for a strong and environmentally responsible battery industry in the United States.”

“We are pleased to partner with North American Coal at Thacker Pass and leverage their over 100 years’ experience in mining, including the construction of five surface mines in the last nine years,” commented Jon Evans, Lithium Americas’ President and CEO. “Lithium Americas has advanced Thacker Pass to become one of the largest-known and most cost competitive lithium projects in development. We look forward to engaging with potential strategic partners in the year to come.”

Regulatory & Permitting

Federal National Environmental Policy Act
Lithium Nevada has submitted environmental baseline studies that inform the public agencies about the Project and related resources. The final Plan of Operation (“Final PoO”) was filed in August 2019 and deemed complete by the Bureau of Land Management (“BLM”) in September 2019. A third-party contractor has been selected by the BLM to write the Environmental Impact Statement (“EIS”) which is scheduled to be complete by the end of 2019. The EIS will assist federal, state and local regulatory agencies in their review of the Company’s applications for environmental and land-use permits. Upon completion of the EIS, the BLM is expected to issue a Notice of Intent that commences the formal National Environmental Policy Act (“NEPA”) EIS public process. The NEPA process is designed to help public officials complete permitting decisions that are protective of the environment and includes a public engagement process. Following the completion of a public process that is mandated to take no longer than twelve months, the BLM is expected to issue a Record of Decision (“ROD”). The Company’s engagement with government and Tribal stakeholders is planned to continue over the next year in anticipation of the ROD being issued in Q4 2020. The ROD will include the agency’s decision, alternatives considered and the plans for mitigation and monitoring, if necessary. The anticipated timing of key permitting milestones is highlighted in Figure 1.

Figure 1 – Thacker Pass - Anticipated Permitting Process

Plan of Exploration
Effective as of August 1 2018, the Company updated the Measured and Indicated mineral resource at Thacker Pass to 6.0 million tonnes of lithium carbonate equivalent (“LCE”) at 2,917 parts per million lithium (“ppm Li”) (Measured 2.4 million tonnes at 2,948 ppm Li and Indicated 1.4 million tonnes 2,864 ppm Li, respectively) and the Inferred mineral resource to approximately 2.3 million tonnes of LCE at 2,932 ppm Li. Additional exploration targets have been identified outside the existing resource boundary. Prompted by the discovery of lithium mineralization in the Southwest Basin in 2017, Lithium Nevada has submitted permit applications for a proposed future exploration program in the southern and eastern areas of Thacker Pass as identified in Figure 2.

Figure 2 – Thacker Pass - Final Plan of Operation Layout

Water Rights
Lithium Nevada has secured water rights that it believes will be sufficient to meet or exceed requirements for Phase 1 production. Use of the water rights will be subject to customary regulatory approvals including the transfer of the point of diversion, point of use and manner of use prior to production.

Commercial Agreements

North American Coal
Lithium Nevada and Sawtooth Mining LLC (“Sawtooth Mining”) executed a long-term contract mining agreement (the “Mining Agreement”). Under the Mining Agreement, Sawtooth Mining will act as Lithium Nevada’s contract miner for Thacker Pass. By engaging with Sawtooth Mining and The North American Coal Corporation (“North American Coal”) during project development, Thacker Pass will be able to leverage over 100 years of sedimentary mining experience and one of the best safety records in the industry, which may help to further de-risk Project execution.

Sawtooth Mining has exclusive responsibility for the design, construction, operation, maintenance and all mining and mine closure services of the Thacker Pass surface mine which will supply all of Lithium Nevada’s lithium-bearing ore requirements. North American Coal, through its many subsidiaries, operates nine surface coal mines and provides services at twenty aggregates quarries in the United States, with annual total deliveries exceeding 70 million tonnes in 2018.

The Mining Agreement is effective immediately and Sawtooth Mining will play an active role assisting Lithium Nevada with Thacker Pass’ permitting and development. In addition, Sawtooth Mining will provide Lithium Nevada i) US$3.5 million (of which, US$1 million has already been received) and ii) engineering services related primarily to mine design and permitting. During construction, Sawtooth Mining has agreed to fund up to US$50 million to procure all mobile mining equipment required for Phase 1 operations. Excluding these Sawtooth Mining investments, Lithium Nevada bears all costs of mining and mine closure.

TIC-The Industrial Company
Lithium Nevada has also entered into a design and build contract with TIC-The Industrial Company (“TIC”) a division of Kiewit Corporation (“Kiewit”), who has responsibility for the overall cost estimate in the definitive feasibility study as well as engineering design of plant, water supply infrastructure, electrical infrastructure, and general site works. Under the agreement, Lithium Nevada has the option to expand the agreement to include TIC as the prime contractor for construction of the plant. TIC and Kiewit have extensive experience building mines and processing facilities in Nevada and has access to an experienced workforce of over 20,000 employees.

Process Engineering & Design

Process Testing Facility
The Thacker Pass process optimizes and reconfigures several commercially-proven techniques in extractive metallurgy designed specifically for the processing of lithium bearing clays. To date, Lithium Nevada’s process testing facility located in Reno, Nevada has produced over 3,000 kg of high-quality lithium sulfate brine (“lithium sulfate”) from Thacker Pass ore. The process has been optimized by upgrading the ore through a wet attrition process followed by a hydrocyclone to remove coarse material with relatively low lithium content. The process test work has demonstrated an increase in lithium concentration by over 25% which results in reduced acid consumption per tonne of LCE.

In addition to optimizing acid consumption, the process testing facility has also generated tailings samples that are being used for stability and geochemical analysis, as well as feed samples to crystallizer vendors who will design the equipment and provide performance guarantees.

Figure 3 shows the high-grade lithium slurry at Lithium Nevada’s process testing facility located in Reno, Nevada.

Figure 3 – Thacker Pass - Process Testing Facility

Crystallizer Vendors
Experienced crystallization vendors have been engaged to develop the design and cost estimate for process equipment to manufacture high-purity battery-quality lithium products from lithium sulfate, including lithium carbonate and lithium hydroxide. A vendor has agreed to produce high-purity samples of lithium carbonate and lithium hydroxide from lithium sulfate produced at the process testing facility in Reno, Nevada. Lithium Nevada expects to send samples of Thacker Pass’ lithium products to potential customers and partners to confirm quality specifications.

Patent Application
A patent application has been submitted to the United States Patent and Trademark Office to protect fundamental aspects of Lithium Nevada’s proprietary lithium extraction technology, which includes elements from the attrition process through to crystallization.

Environmental & Social Responsibility

Environmental Responsibility
Lithium Nevada’s objective is to produce the most environmentally responsible lithium products. The nature of the deposit combined with the simple processing flowsheet and advanced pollution control technologies are expected to result in low water and energy requirements and minimal greenhouse gas emissions. The cogeneration facility produces a significant amount of carbon-free electricity that will be used to power the processing facilities. As a result, Lithium Nevada may be in a position to produce the first and only carbon-neutral lithium products.

Great Basin Sagebrush Restoration Fund
Consistent with the Company’s focus on environmental sustainability, Lithium Nevada and the University of Nevada, Reno Foundation (“UNR Foundation”) founded the Great Basin Sagebrush Restoration Fund (the “Fund”) in 2017. The Fund’s mission is to improve sagebrush habitat through cost-effective habitat rehabilitation methods. The research has produced numerous successes in seed enhancement technology, precision rehabilitation and genetics. The rehabilitation tools developed by the Fund have been recently deployed to assist a federal agency with the rehabilitation of federal lands impacted by recent large wildfires in Nevada. Several major mining companies and the BLM have recently made funding commitments, and the Fund is currently the largest sagebrush restoration fund in the United States.

Community Relations
Lithium Nevada is committed to being a good neighbor and has developed a community engagement strategy based on transparency, early engagement and frequent communication. Open houses have been held in Winnemucca and Orovada to communicate progress of Thacker Pass and collect feedback. Lithium Nevada is engaged with the local McDermitt Tribal government and has made commitments to provide skills training, jobs and economic opportunities. A project engagement agreement has been executed with the McDermitt Tribe to facilitate this process.

Feasibility Study

Building on the results of the 2018 PFS, Lithium Americas expects to release an NI 43-101 compliant definitive feasibility study by mid-2020, which will incorporate detail on the status of the permitting process, outcomes of the 2018 exploration program, results generated by the process testing facility, updated project design, costs and economic results. The Company is targeting an initial phase (“Phase 1”) production capacity of 20,000 tonnes per annum of battery-quality LCE and is evaluating the production of lithium carbonate or lithium hydroxide depending on feedback from potential strategic partners and customers.

Financing Strategy

Lithium Americas intends to evaluate a variety of strategic financing options, including the possibility of a joint venture partner for the development of Phase 1 of Thacker Pass. The Company expects to begin a formal financing process in 2020.

Conference Call & Webcast

Lithium Americas will host a conference call and live webcast on Tuesday, October 1, 2019 at 9:00 am EDT to discuss the Company’s recent developments at Thacker Pass and results of the definitive feasibility study on the Cauchari-Olaroz lithium project.

The live webcast can be accessed through the following link:
https://event.on24.com/wcc/r/2099232/57153658E393C371DD436A5117EF9F8B

Analysts and investors are also invited to participate and ask questions using the dial-in numbers below:

Toronto: +1 416 764 8659
Vancouver: +1 778 383 7413
North American toll-free: +1 888 664 6392

The conference call and webcast will be available for playback on Lithium Americas’ website.

Qualified Persons

The scientific and technical information in this news release has been reviewed and approved by Dr. Rene LeBlanc and Randal Burns, Qualified Persons for purposes of NI 43-101. Dr. LeBlanc is the Chief Technical Officer for the Company and Mr. Burns is a Senior Project Geologist at Lithium Nevada Corp., a wholly-owned subsidiary of the Company.

Further information about the Project, including a description of the key assumptions, parameters, description of sampling methods, data verification and QA/QC programs, methods relating to resources and factors that may affect those estimates are contained in the technical report entitled “Technical Report on the Pre-Feasibility Study for the Thacker Pass Project, Humboldt County, Nevada, USA” with an effective date of August 1, 2018, which is available on SEDAR and on the Company’s website.

About The North American Coal Corporation:

The North American Coal Corporation is the operating company of NACCO Industries, Inc (NYSE: NC). North American Coal and its affiliates operate in the mining and natural resources industries through three operating segments: Coal Mining, North American Mining and Minerals Management. The Coal Mining segment operates surface coal mines pursuant to a service-based business model under long-term contracts with power generation companies and activated carbon producers. The North American Mining segment provides contract mining services for producers of aggregates and other minerals, primarily operating and maintaining draglines and other equipment. The Minerals Management segment promotes the development of the North American Coal’s oil, gas and coal reserves, generating income primarily from royalty-based lease payments from third parties. For more information about NACCO Industries and North American Coal, visit the company’s websites at www.nacco.com and www.nacoal.com.

About Lithium Americas:

Lithium Americas owns a 50% interest in the Caucharí-Olaroz lithium project under construction in Jujuy, Argentina. Lithium Americas through a wholly owned subsidiary, Lithium Nevada, owns 100% of the Thacker Pass lithium project located in Nevada and the largest known lithium deposit in the United States. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:

Lithium Americas Corp.
Investor Relations
Suite 300 – 900 West Hastings Street
Vancouver, BC, V6C 1E5
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

Forward-Looking Statements & Information

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. Forward-looking information can be identified by the use of words such as seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe”, “scheduled”, “implement” and similar words or expressions. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: successful development of the Caucharí-Olaroz and

Thacker Pass projects, including timing, anticipated production, and results thereof; estimates of mineral resources and underlying assumptions related thereto; timing and amount of future production; expected outcome and timing of environmental surveys and permit applications and other environmental and social matters; timing, cost, quantity, capacity and product quality of production at the Project; addition of a joint venture partner and financing options; completion and timing of the feasibility study; sufficiency of water rights and regulatory approvals in connection therewith; future exploration activities and results thereof; development of mineral resources and mineral reserves; processing and engineering technology; and patent applications.

Forward-looking information may involve known and unknown risks, assumptions and uncertainties which may cause the Company’s actual results or performance to differ materially. This information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingences, and accordingly, the Company can give no assurance that these assumptions and expectations will prove to be correct. With respect to forward-looking information included in this news release, the Company has made assumptions regarding, among other things: current technological trends; ability to fund, advance and develop the Project; the ability to operate in a safe and effective manner; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals; demand for lithium; impact of increasing competition in the lithium business, including the Company’s competitive position in the industry; general economic conditions; stability and support of legislative, regulatory and community environment in the jurisdiction where it operates; estimates of and changes to market prices for lithium and commodities; exploration, development and construction plans and costs for the Project; estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; reliability of technical data; anticipated timing and results of exploration, development and construction activities; the ability to achieve commercial production; and accuracy of budget and construction estimates.

Forward-looking information also involve known and unknown risks that may cause actual results to differ materially, these risks include, among others: the Project may not be developed as planned, and there is uncertainty as to whether there will ever be production at the Project; cost overruns; market prices affecting development of the Project; risks with ability to successfully secure adequate financing or addition of a joint venture partner; risks to the growth of the lithium markets; lithium prices; inability to obtain required governmental permits and that operations may be limited by government-imposed limitations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations; risks associated with not having production experience; operational risks; changes in government regulations; changes in environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project parameters; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties regarding assumptions underlying such estimates; whether mineral resources will ever be converted into mineral reserves; opposition to development of the Project; surface access risk; geological, technical, drilling or processing problems; liabilities and risks; health and safety risks; unanticipated results; unpredictable weather; unanticipated delays; reduction in demand for lithium; inability to generate profitable operations; intellectual property risks; dependency on key personnel; currency and interest rate fluctuations; and volatility in general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s management discussion analysis and most recent annual information form, copies of which are available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.